UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-13783

Integrated Electrical Services, Inc.

(Exact name of registrant as specified in its charter)

1800 West Loop South, Suite 500, Houston, Texas 77027 (713) 860-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan

(Title of each class of securities covered by this Form)

Common Stock, par value $.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ___	Rule 12h-3(b)(1)(i) _X__
Rule 12g-4(a)(1)(ii) ___	Rule 12h-3(b)(1)(ii) ___
Rule 12g-4(a)(2)(i) ___	Rule 12h-3(b)(2)(i) ___
Rule 12g-4(a)(1)(i) ___	Rule 15d-6 ___

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Integrated Electrical Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 19, 2006	INTEGRATED ELECTRICAL SERVICES, INC.
By: /s/ Curt L. Warnock
Name: Curt L. Warnock
Title: Senior Vice President and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the

Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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